U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form l0-QSB [ ] Form N-SAR

     For the fiscal year ended December 31, 2001

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on From 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:...........................................

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identity the Item(s) to which the notification relates:....................
     ...........................................................................

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PART I -- REGISTRANT INFORMATION
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                           MILITARY RESALE GROUP, INC.
             (Exact name of registrant as specified in its charter)

                New York                                        11-2665282
    (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                       Identification Number)


          2180 Executive Circle                                    80906
       Colorado Springs, Colorado                               (Zip Code)
(Address of principal executive offices)


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PART II -- RULES 12B-25 (B) AND (C)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file Form 10-KSB within the prescribed time period without unreasonable effort or expense for the following reasons: (i) the recent retention of new accountants, Michael Johnson & Co. LLC and (ii) the need for consolidating for the first time, the financial statements of the Registrant with its wholly-owned subsidiary, Military Resale Group Inc., a Maryland corporation ("MRG"). As the Registrant only completed the acquisition of MRG in November 2001, the retention of a new accounting firm has caused an unavoidable delay in the preparation of consolidated financial statements.

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PART IV -- OTHER INFORMATION
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     (1)  Name and telephone number of person to contact in regard to this notification.

     Edward T. Whelan                 (719)                    391-4564
         Name                       Area Code              Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant experienced a significant change in its results of operations in fiscal 2001 as compared to fiscal 2000. Revenues for fiscal 2001 increased to approximately $4,851,000 from approximately $4,480,000 in fiscal 2000. However, operating expenses increased to approximately $1,026,000 in fiscal 2001 from approximately $712,000 in fiscal 2000, due primarily to an increase of approximately $102,000 in professional fees resulting from the acquisition of MRG and the costs associated with the preparation and fling of a registration statement under the Securities Act of 1933, as amended; an increase of approximately $75,000 in occupancy expenses resulting from the relocation of the Registrant's office and warehouse facilities to a larger facility; and increase salary and payroll expenses of approximately $55,000 resulting from the additional of additional warehouse support staff in fiscal 2001.

     Primarily as a result of such increased operating expenses, the Registrant incurred a net loss of approximately $(466,000) in fiscal 2001 as compared to a net loss of approximately $(14,000) in fiscal 2000.

     Military Resale Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date.......April 1, 2002............ By.........../s/ Edward T. Whelan..........
                                       Edward T. Whelan, Chief Executive Officer



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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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